UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								September 29, 2005

WebMD Corporation
669 River Drive, Center 2
Elmwood Park, NJ

      Re:	WebMD Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
      File No. 000-24975

Dear Mr. Corbin:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for this comment. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from the schedule to Exhibit 10.4 filed with WebMD
Health
Corp`s Form S-1/A on September 8, 2005 that the Trademark License Agreement will grant you a non-exclusive, registered trademark for "WebMD" in Cuba and Iran. We also note from the recitals that you "previously used the Licensed Marks in the operation of [your] business." Please describe for us your previous, existing and anticipated operations in and contacts with Cuba and Iran, including through distributors, subsidiaries, affiliates and any other direct or indirect means. Your response should not be limited to operations and contacts related to intellectual property rights.

2. In light of the fact that Cuba and Iran are subject to economic sanctions administered by the Treasury Department`s Office of Foreign
Assets Control and identified as state sponsors of terrorism by the
U.S. State Department, please address the materiality of any operations, arrangements or other contacts with Cuba and Iran. Please present your view as to whether any such operations, arrangements or other contacts constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with
U.S.-designated state sponsors of terrorism.

3. We note that some of your porous plastic products, which are sold outside of the U.S., are incorporated into the products of other manufacturers or custom-built for industrial applications. Please describe for us whether your previous, current or anticipated operations or contacts with Cuba and Iran involve products that have a military purpose or, to the best of your knowledge, understanding and belief, can be put to military use.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on
EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Barbara Jacobs
		Assistant Director
		Division of Corporation Finance
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Mr. Andrew C. Corbin
WebMD Corporation
September 29, 2005
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